

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
07002961

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|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-52617 |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
DIVISION OF MARKET REGULATION

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kalorama Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1718 22nd Street, N.W.
(No. and Street)

Washington, DC 20008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Smith-Avery (202) 387-5920
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive, #603 Rockville, MD 20852
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/22

## OATH OR AFFIRMATION

I, Elizabeth Smith-Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalorama Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



MICHELLE RENEE PIKE
NOTARY
PUBLIC


Elizabeth Smith Avery
Signature

Managing Director
Title

Notary Public Michelle Pike
My Commission Expires: June 1, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ XXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALORAMA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006



*STEVEN G. HIRSHENSON*
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS





STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

*STEVEN G. HIRSHENSON*
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Members of Kalorama Capital, LLC
Washington, D.C.

We have audited the accompanying statement of financial position of Kalorama Capital, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Steven G. Hirshenson, Chartered
February 12, 2007

KALORAMA CAPITAL, LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2006

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 6,491 |
| Accounts receivable, net of allowance for uncollectible accounts of $ 3,250 | 10,000 |
| Organizational costs, net of accumulated amortization of $ 4,166 | -0- |
| TOTAL ASSETS | $ 16,491 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current Liabilities | |
| Accounts payable | $ 10,030 |
| Total Liabilities | 10,030 |
| Member's Equity | 6,461 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 16,491 |

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

KALORAMA CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **REVENUE** | |
| Consulting income | $ 160,200 |
| | |
| **EXPENSES** | |
| Management fee | 123,706 |
| Agents and registered representatives | 26,000 |
| Bad debt expense | 3,250 |
| Regulatory dues and assessments | 1,154 |
| Accounting and professional services | 3,000 |
| Communications | 1,895 |
| Travel and conferences | 85 |
| Office supplies and expense | 3,243 |
| Delivery | 14 |
| Bank charges | 131 |
| Total Expenses | 162,478 |
| | |
| NET INCOME (LOSS) | $ ( 2,278) |

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS



STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

KALORAMA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Balances at December 31, 2005 | $ 8,739 |
| Capital Contributions | -0- |
| Member's Distributions | ( -0-) |
| Net Loss | ( 2,278) |
| Balances at December 31, 2006 | $ 6,461 |

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

KALORAMA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Consulting and commissions | $ 149,450 |
| Interest received | -0- |
| Cash paid to suppliers | (149,228) |
| Income taxes paid | ( -0-) |
| Net cash provided by operating activities | 222 |
| Cash Flows from Financing Activities | -0- |
| Net Increase in Cash and Cash Equivalents | 222 |
| Cash and cash equivalents at beginning of year | 6,269 |
| Cash and cash equivalents at end of year | $ 6,491 |

Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities

| | |
|---|---|
| Net Income (Loss) | $( 2,278) |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Increase in accounts receivable | ( 7,500) |
| Increase in accounts payable | 10,000 |
| Total adjustments | 2,500 |
| Net cash provided by operating activities | $ 222 |

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry. Securities owned are valued at market value. The resulting difference between cost and market is included in income.

Cash and cash equivalents consisted of a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in the preparation of the financial statements.

2 - Income Taxes

The Company is organized as a Limited Liability Company and is, therefore, not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

3 - Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,491 which was $1,491 in excess of its required net capital of $5,000.

KALORAMA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2006

| | |
|---|---|
| Total Assets | $ 16,491 |
| Total Liabilities | 10,030 |
| Total Equity | 6,491 |
| Non-allowable Assets | ( -0-) |
| Current Capital | 6,491 |
| Haircuts | ( -0-) |
| Adjusted Net Capital | 6,491 |
| Minimum Required Net Capital | 5,000 |
| Excess Capital | $ 1,491 |

*STEVEN G. HIRSHENSON*
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

## NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Members
Kalorama Capital, LLC
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, with the corresponding Schedules filed by Kalorama Capital, LLC as Part II of its unaudited December 31, 2006 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

A broker/dealer is generally required to submit with their annual audit, a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. However, Kalorama Capital, LLC is exempt pursuant to k(2)(i) of SEC Rule 15c3-3. Kalorama Capital, LLC carries no margin accounts, holds no customer funds and/or securities and effectuates no financial transactions between the broker/dealer and clients.



Steven G. Hirshenson, Chartered

February 12, 2007

*STEVEN G. HIRSHENSON*
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of Kalorama Capital, LLC
Washington, DC

In planning and performing our audit of the financial statements of Kalorama Capital, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 12, 2007

END